MADISON FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

March 3, 2023

BY EDGAR

Mr. Jeffrey Long
longjw@sec.gov
U.S. Securities and Exchange Commission (“SEC” or “Staff”)
100 F Street, NE
Washington, DC 20549

RE:    Madison Funds (SEC File No. 811-08261)
Annual Report Comments

Mr. Long:

The following serves to respond to comments received from the Staff of the U.S. Securities and Exchange Commission (“SEC”) telephonically on February 13, 2023, regarding the Annual Report filed on December 30, 2022, for the Madison Funds (“Funds”). Madison Asset Management, LLC (“Madison”), the investment adviser to the Funds, reviewed the comments provided by the Staff of the SEC.

1.Comment: In the Cumulative Performance of $10,000 Investment chart, ensure the Return After Sales Charge is correct for Funds that reflect Class A Shares.

Response: The Funds will reflect the return after maximum sales charge in future filings for Funds that show Class A share performance in the Cumulative Performance of $10,000 investment chart. In addition, the Funds will update the footnote disclosure to note why there is a lower beginning net amount invested.

2.Comment: Amend the certification required by Item 13(a)(2) to the most current language.

    Response: The Funds revised the language required by Item 13(a)(2) and will file an amendment to Form N-CSR with the revised certification.

* * * *

If you have any questions or comments regarding this filing, please call the undersigned at 608-216-9109.

Respectfully submitted,

/s/ Steven Fredricks
Steven Fredricks
Chief Legal Officer